

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2019

John West
Chief Executive Officer
Personalis, Inc.
1330 O'Brien Drive
Menlo Park, CA 94025

      Re: **Personalis, Inc.**
                Amendment No. 1 to Form S-1
                Exhibit Nos. 10.10-10.19
                Filed June 7, 2019
                File No. 333-231703

Dear Mr. West:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                        Sincerely,

                        Division of Corporation Finance